UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended January 31, 2019
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number: 1-9494

A.     Full title of the plan and address of the plan, if different from that of the issuer named below:
Tiffany and Company Employee Profit Sharing and Retirement Savings Plan
B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Tiffany & Co.
727 Fifth Avenue
New York, NY 10022
(212) 755-8000

TIFFANY AND COMPANY
EMPLOYEE PROFIT SHARING AND RETIREMENT SAVINGS PLAN

*
All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Trustee of
the Tiffany and Company Employee Profit Sharing
and Retirement Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Tiffany and Company Employee Profit Sharing and Retirement Savings Plan (the "Plan") as of January 31, 2019 and 2018, and the related statement of changes in net assets available for benefits for the year ended January 31, 2019, and the related notes to the financial statements. In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of January 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended January 31, 2019, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information

The schedule of assets (held at end of year) as of January 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. This supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan's auditor since 2008.

/s/ CohnReznick LLP

Roseland, New Jersey
June 10, 2019

TIFFANY AND COMPANY
EMPLOYEE PROFIT SHARING AND RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(in thousands)	January 31, 2019	January 31, 2018
Assets:
Investments at fair value (Note C)	$548,779	$576,803
Investments at contract value (Note E)	71,431	66,256
Total investments	620,210	643,059

Receivables:
Employer's contributions	20,184	17,560
Employees' contributions	1,234	1,531
Notes receivable from participants	13,065	12,859
Total receivables	34,483	31,950
Net assets available for benefits	$654,693	$675,009

The accompanying notes are an integral part of these financial statements.

TIFFANY AND COMPANY
EMPLOYEE PROFIT SHARING AND RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(in thousands)	FOR THE YEAR ENDED JANUARY 31, 2019
Additions to net assets attributed to:
Interest and dividends	$13,095
Total investment income	13,095
Contributions and rollovers:
Employees	33,406
Employer	20,266
Total contributions and rollovers	53,672
Interest income on notes receivable from participants	650
Total additions	67,417
Deductions from net assets attributed to:
Net depreciation in fair value of investments	(48,004)
Withdrawals and distributions	(39,339)
Administrative and investment related expenses	(390)
Total deductions	(87,733)
Decrease in net assets available for benefits	(20,316)
Net assets available for benefits:
Beginning of year	675,009
End of year	$654,693

The accompanying notes are an integral part of these financial statements.

TIFFANY AND COMPANY
EMPLOYEE PROFIT SHARING AND RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
(dollars in thousands)

A.     DESCRIPTION OF PLAN

The following description of the Tiffany and Company Employee Profit Sharing and Retirement Savings Plan (the "Plan") is provided for general informational purposes only. Participants should refer to the Summary Plan Description or the Plan document for complete information.

General

The Plan is a defined contribution plan covering all eligible employees of Tiffany & Co. and its U.S. subsidiaries and contains an employee profit-sharing feature, a 401(k) feature and a defined contribution retirement benefit (the "DCRB") in respect of eligible employees hired on or after January 1, 2006. Tiffany and Company (the "Company"), a subsidiary of Tiffany & Co., is the Plan sponsor (the "Sponsor").

The assets of the Plan are maintained and transactions therein are executed by Prudential Bank & Trust, FSB, the trustee of the Plan (the "Trustee"). The Plan record keeper is Prudential Retirement Services. The Plan is administered by the Employee Profit Sharing and Retirement Savings Plan Committee (the "Plan Committee") appointed by the Board of Directors of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Eligibility

Employees automatically become participants in the profit-sharing feature of the Plan on the February 1st immediately following their initial date of employment. Employees are eligible upon hire to participate in the 401(k) feature of the Plan, and are automatically enrolled 60 days after their initial date of employment, provided they are scheduled to work thirty-five or more hours per week on a non-temporary basis. All other employees are enrolled 60 days after completing one year of service. Employees may opt out of such automatic enrollment or 401(k) participation at any time. All employees hired on or after January 1, 2006 automatically become participants in the DCRB feature of the Plan on their date of hire.

Contributions

The profit-sharing feature of the Plan is non-contributory on the part of participating employees and is funded by employer contributions. Employees must be employed by the Company on the last day of the Plan year and have at least 1,000 hours of employment during the Plan year to receive the profit-sharing contribution. Employer profit-sharing contributions, if any, are based on achievement by Tiffany & Co. of certain targeted earnings objectives as established by the Board of Directors of Tiffany & Co. in accordance with, and subject to, the terms and limitations of the Plan. Employer contributions, if any, are in the form of cash. These contributions are deposited into the 401(k) feature of the Plan in accordance with each eligible employee's selected investment allocations or, for those employees who have not selected investment allocations, a target date fund determined by the applicable employee's date of birth. As of January 31, 2019 and 2018, the employer's profit-sharing contribution payable to the Plan was $4,928 and $3,861, respectively.

The 401(k) feature of the Plan is funded by both employee and employer contributions. With respect to employee contributions, participants may elect, in one percent increments, to have an amount between one percent (1%) and fifty percent (50%) of their annual compensation, not to exceed $18.5 through December 31, 2018 or $19.0 beginning on January 1, 2019 (or $24.5 through December 31, 2018 or $25.0 beginning on January 1, 2019 for individuals over 50 years of age), subject to annual inflation adjustments in future years, contributed to the 401(k) feature of the Plan as a tax deferred contribution, and subject to certain limitations applicable to highly compensated employees.

Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

With respect to employer contributions, following the end of each Plan year, a matching contribution may be made at the discretion of the Sponsor to the account of each employee who was a participant in the 401(k) feature of the Plan as of the end of such Plan year. Such contribution for the Plan years ended on January 31, 2019 and 2018 was equal to up to fifty percent (50%) of each participant's contributions, with a maximum matching contribution of three percent (3%) of such participant's total compensation. Employer contributions to a participant's account are allocated among the various investment options in the same proportion as the participant's own contributions or, for those employees who have not selected investment allocations, a target date fund determined by the applicable employee's date of birth. As of January 31, 2019 and 2018, employer's matching contribution payable to the Plan was $9,240 and $8,525, respectively, which was partly offset by forfeitures as discussed in "Vesting" below.

Under certain circumstances, employee contributions and employer matching contributions may be limited for highly compensated employees.

The DCRB feature of the Plan is non-contributory on the part of participating employees and is funded by employer contributions, following the end of each Plan year, to be invested in a manner similar to the 401(k) retirement savings portion of the Plan or, for those employees who have not selected investment allocations, a target date fund determined by the applicable employee's date of birth. Employer contributions are determined by a formula using the participant's eligible compensation, age and years of service. As of January 31, 2019 and 2018, the employer's DCRB contribution payable to the Plan was $7,028 and $6,054, respectively, which was partly offset by forfeitures as discussed in "Vesting" below.

Participant Accounts

Each participant's account is credited with the participant's contributions, if applicable, employer contributions and an allocation of each selected fund's earnings, including interest, dividends and net realized and unrealized appreciation in the fair value of investments. Each participant's account is also charged an allocation of each selected fund's net realized and unrealized depreciation in the fair value of investments and administrative and investment-related expenses. Allocations are based on participant account balances. Contributions under the profit-sharing feature of the Plan are allocated to participants' accounts on an equal basis. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

Vesting

All amounts contributed by employees under the 401(k) feature of the Plan and earnings thereon are immediately 100% vested and non-forfeitable at all times. Employer contributions to participant accounts under the 401(k) feature of the Plan become 100% vested and non-forfeitable after the participant has completed two years of service. Employer contributions under the DCRB feature of the Plan become vested based on the following schedule:

Years of Service	Vested Percentage
Less than 2 years	0%
2 years or more	20%
3 years or more	40%
4 years or more	60%
5 years or more	80%
6 years or more	100%

A participant also becomes vested in his or her DCRB employer contributions upon termination of employment by reason of death or if employment with the Company ends at or after age 65. Employer contributions to participant accounts under the profit-sharing feature of the Plan become 100% vested and non-forfeitable when the participant has completed two years of service. A participant also becomes vested in his or her profit-sharing account and employer matching contributions upon termination of employment by reason of death, retirement or disability. For purposes of the Plan, retirement is defined as termination of employment after attaining age 65.

In the event a participant leaves the Company prior to becoming fully vested, forfeited cash contributions under the profit-sharing feature will be used to reduce future employer contributions to the DCRB or profit-sharing features of the Plan. The participant will also forfeit any assets in his or her 401(k) or DCRB account representing unvested employer contributions and such assets will be made available to offset future employer matching contributions.

Forfeitures of employer contributions in the 401(k), profit-sharing feature and DCRB portion of the Plan totaled $1,000 and $900 at January 31, 2019 and 2018, respectively. Forfeitures of $1,012 and $880 were used to reduce employer contributions, which are made in the following year, for the years ended January 31, 2019 and 2018, respectively.

Administrative Expenses

The Plan accrues a percentage of the fair value of the Plan assets which is transferred into a holding account to pay recordkeeping fees and other administrative expenses as they come due. The Company must pay any expenses which exceed amounts accumulated in the holding account.

Notes Receivable from Participants and Withdrawals

Participants may borrow from their accounts up to a maximum amount of no more than $50 or fifty percent (50%) of their total vested account balance, including employer matching contributions. The Plan permits each participant to have up to two loans outstanding concurrently. All loans must be repaid within five years unless they are used by the participant to purchase a primary residence. Loans are collateralized by the balance in the participant's account and bear interest at rates commensurate with prevailing market rates, as determined by the Plan administrator. Interest rates currently range from 4.25 percent to 8.50 percent. Principal and interest are paid ratably through payroll deductions.

Participants may also obtain a cash withdrawal of all or a portion of the value of their 401(k) account contributions (excluding employer matching contributions and earnings on such contributions) and their rollover contributions, if any, on the basis of hardship, as permitted under the Plan.

Payment of Benefits

Distributions of a participant's account may be made upon retirement, death or disability, or upon termination of employment. Participants will receive the full vested balance of their Plan account in a lump sum cash distribution, except that participants may elect to receive whole shares of Tiffany & Co. common stock held in their accounts in the form of stock certificates. Subject to certain mandatory distribution provisions, in the event of retirement, a participant may elect to defer his/her distribution until the next Plan year, thereby entitling the participant to his or her proportionate share of Tiffany & Co.'s contribution to the profit-sharing feature of the Plan for the Plan year in which the participant retires. In the event of a participant's death, the distribution of the participant's account balance will be made to the participant's designated beneficiary or the participant's estate, if no beneficiary has been so designated.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of Tiffany & Co. common stock allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee may vote shares for which no instructions are received from the participant in the same proportion as those shares for which instructions are received.

B.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Plan's financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Investment Valuation

Investments in mutual funds are stated at fair value as determined by quoted market prices based on the net asset value ("NAV") of shares held by the Plan at year-end. Investments in Tiffany & Co. common stock are stated at fair value as determined by quoted market prices as of the last day of the Plan year. Investments in common and collective trusts are valued based on the NAVs reported by the Trustee of the funds, which are based on the value of the underlying assets owned by the fund, minus its liabilities and then divided by the number of shares outstanding. The NAV is used as a practical expedient to estimate fair value. Investments in pooled separate accounts represent a unit of account whose per unit value is the result of the accumulated values of the underlying investments. The underlying investments are public investment vehicles valued using NAV per share, as determined by the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is used as a practical expedient to estimate fair value. Investments in group annuity insurance contracts are measured at contract value, which equals the value of deposits made to the contract plus earnings at guaranteed crediting rates, less withdrawals and fees.

The Plan presents, in the statement of changes in net assets available for benefits, the net depreciation in the fair value of its investments, which consists of realized gains and losses on investments sold during the year and unrealized appreciation and depreciation on investments held as of the end of the year.

Income Recognition

Purchases and sales of investments are recorded on a trade date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded when earned. Cost of securities sold is determined by the specific identification method.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document. Therefore, no allowance for credit losses has been recorded as of January 31, 2019 or 2018.

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make significant estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

C.     FAIR VALUE MEASUREMENTS

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal market for the asset or liability in an orderly transaction between market participants on the measurement date. U.S. GAAP establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. U.S. GAAP prescribes three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets or liabilities, which are considered to be most reliable.

Level 2 - Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3 - Unobservable inputs reflecting the reporting entity's own assumptions, which require the most judgment.

Refer to Note B for the valuation methods used to determine fair value of Plan assets.

The following tables provide information by level for assets that are measured at fair value on a recurring basis:

		Fair Value Measurements Using Inputs Considered as
(in thousands)	Fair Value at January 31, 2019	Level 1	Level 2	Level 3
Tiffany & Co. common stock	$107,185	$107,185	$—	$—
Mutual funds	208,915	208,915	—	—
Net assets in fair value hierarchy	316,100	316,100	—	—
Investments at NAV practical expedient [a]	232,679
Plan assets at fair value	$548,779	$316,100	$—	$—

		Fair Value Measurements Using Inputs Considered as
(in thousands)	Fair Value at January 31, 2018	Level 1	Level 2	Level 3
Tiffany & Co. common stock	$134,396	$134,396	$—	$—
Mutual funds	214,732	214,732	—	—
Net assets in fair value hierarchy	349,128	349,128	—	—
Investments at NAV practical expedient [a]	227,675
Plan assets at fair value	$576,803	$349,128	$—	$—

[a]
In accordance with ASC 820-10, certain investments that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the fair value of the Plan's assets at the end of each respective year.

D.     NET ASSET VALUE PER SHARE

The following table sets forth a summary of the Plan's investments with a reported NAV per share at January 31, 2019 and 2018:

	Fair Value * at (in thousands)
Investment	January 31, 2019	January 31, 2018	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
JP Morgan SmartRetirement Passive Blend Income Fund	$7,042	$7,100	—	Daily	None	None
JP Morgan SmartRetirement Passive Blend 2020 Fund	30,917	31,481	—	Daily	None	None
JP Morgan SmartRetirement Passive Blend 2025 Fund	4,586	3,741	—	Daily	None	None
JP Morgan SmartRetirement Passive Blend 2030 Fund	35,017	34,076	—	Daily	None	None
JP Morgan SmartRetirement Passive Blend 2035 Fund	5,247	4,626	—	Daily	None	None
JP Morgan SmartRetirement Passive Blend 2040 Fund	47,355	47,342	—	Daily	None	None
JP Morgan SmartRetirement Passive Blend 2045 Fund	5,445	3,944	—	Daily	None	None
JP Morgan SmartRetirement Passive Blend 2050 Fund	20,657	19,715	—	Daily	None	None
JP Morgan SmartRetirement Passive Blend 2055 Fund	3,575	2,069	—	Daily	None	None
Robeco BP Large Cap Value Equity Fund (IS)	19,767	20,318	—	Daily	None	None
Large Cap Growth / Jennison Fund	53,072	53,262	—	Daily	None	None

*	The fair value of the investment has been estimated using the NAV of the investment.

E.     GROUP ANNUITY INSURANCE CONTRACT

At January 31, 2019 and 2018, the Plan held an investment in the Principal Preservation Separate Account ("PPSA"), a group annuity insurance product of Prudential Retirement Insurance and Annuity Company ("PRIAC"). The contract value represents deposits made to the contract, plus earnings at guaranteed crediting rates, less withdrawals and fees. The Plan owns a promise from PRIAC to pay interest at crediting rates that are announced in advance and guaranteed for a specified period of time as outlined in the contract. The fair value of the PPSA approximates the contract value, which totaled $71,431 and $66,256 at January 31, 2019 and 2018, respectively. Interest is credited by using a single interest rate that is applied to all contributions made to the product regardless of the timing of those contributions.

There are no events that would limit the ability of the Plan to transact at contract value paid either immediately or, depending upon the rate environment and cash flow levels, over time. There are no events that allow the issuer to terminate the contract and which require the Plan Sponsor to settle at an amount different than contract value.

F.     PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments include pooled separate accounts and a mutual fund managed by Prudential Bank & Trust, FSB, the Plan Trustee. The Plan Trustee also manages a group annuity insurance contract, issued by PRIAC. Therefore, investment transactions in these investments are considered to be exempt party-in-interest transactions under the Department of Labor's rules and regulations. The Plan's investments also include common stock of Tiffany & Co., the parent company of the Plan Sponsor. At January 31, 2019 and 2018, the Plan held 1,207,994 and 1,260,157 shares of Tiffany & Co. common stock with a cost basis of $63,978 and $63,566, respectively. For the years ended January 31, 2019 and 2018, the Plan recorded dividend income in the amount of $2,634 and $2,531, respectively, from participants' investments in Tiffany & Co. common stock.

G.     TAX STATUS

The Internal Revenue Service ("IRS") determined and informed the Company by a letter dated August 28, 2014, that the Plan was designed in conformity with the applicable requirements of the Internal Revenue Code. There were no amendments required by the IRS as a condition to issuing its determination letter. No provision for Federal income taxes has been made in the accompanying financial statements.

The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

H.     CONCENTRATIONS OF CREDIT AND MARKET RISK

The Plan provides for various investment options in any one or a combination of Tiffany & Co. common stock, common and collective trusts, pooled separate accounts, a group annuity insurance contract and mutual funds that invest in a variety of stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

I.     PLAN TERMINATION

Although it has not expressed any intent to do so, the Company reserves the right to change, amend or terminate the Plan at any time at its discretion, subject to the provisions of ERISA. In the event the Plan is terminated, participants will become 100% vested in their accounts. In addition, in the event of the dissolution, merger, consolidation or reorganization of the Company, unless the Plan is continued by a successor to the Company, the Plan will automatically terminate and the Plan's assets will be liquidated.

Tiffany and Company
Employee Profit Sharing and Retirement Savings Plan
Plan Number: 002
EIN: 13-1387680
Form 5500, Part IV, Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
as of January 31, 2019

	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Number of shares, units or par value	Cost [a]	Current value
	JP Morgan SmartRetirement Passive Blend Income Fund	Common/Collective Trust	314,781		$7,041,651
	JP Morgan SmartRetirement Passive Blend 2020 Fund	Common/Collective Trust	1,238,677		30,917,373
	JP Morgan SmartRetirement Passive Blend 2025 Fund	Common/Collective Trust	176,327		4,586,261
	JP Morgan SmartRetirement Passive Blend 2030 Fund	Common/Collective Trust	1,299,343		35,017,304
	JP Morgan SmartRetirement Passive Blend 2035 Fund	Common/Collective Trust	189,834		5,247,007
	JP Morgan SmartRetirement Passive Blend 2040 Fund	Common/Collective Trust	1,681,033		47,354,686
	JP Morgan SmartRetirement Passive Blend 2045 Fund	Common/Collective Trust	193,003		5,444,628
	JP Morgan SmartRetirement Passive Blend 2050 Fund	Common/Collective Trust	730,174		20,656,625
	JP Morgan SmartRetirement Passive Blend 2055 Fund	Common/Collective Trust	149,009		3,574,725
	Vanguard Institutional Index I	Mutual Fund	337,458		82,940,412
	Vanguard Extended Market Index Instl	Mutual Fund	346,891		29,301,850
	Carillon Eagle Small Cap Growth R6	Mutual Fund	206,952		10,566,950
*	Prudential Total Return Bond Q	Mutual Fund	1,658,614		23,403,042
	Vanguard Total Bond Market Index Adm	Mutual Fund	406,926		4,284,927
	Vanguard Total Intl Stock Index Admiral	Mutual Fund	261,355		7,137,607
	Vanguard FTSE Social Index Inv	Mutual Fund	31,759		569,749
	MFS Mid Cap Value R6	Mutual Fund	184,516		4,039,056
	American Funds EuroPacific Growth R6	Mutual Fund	556,326		27,076,401
	Goldman Sachs Small Cap Value R6	Mutual Fund	321,906		16,568,494
	MassMutual Select Mid Cap Growth I	Mutual Fund	144,725		3,026,208
*	Robeco BP Large Cap Value Equity Fund (IS)	Pooled Separate Account	947,885		19,767,068
*	Large Cap Growth / Jennison Fund	Pooled Separate Account	1,309,513		53,071,585
*	Tiffany & Co. Common Stock	Common Stock	1,207,994		107,185,280
*	Prudential Retirement Insurance and Annuity Company	Group Annuity Insurance Contract	2,682,892		71,431,148
*	Participant Loans	Rates of interest from 4.25% - 8.50%, maturing at various dates through 9/29/2028.	—		13,065,069
		Total		—	$633,275,106
* Party-in-interest
a Amounts have been omitted as assets allocated to participants' accounts are directed by the participants.
See Report of Independent Registered Public Accounting Firm.

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm - CohnReznick LLP

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Tiffany and Company Employee Profit Sharing and Retirement Savings Plan
(Name of Plan)

Date: June 10, 2019

By: /s/ Michael Rinaldo
Michael Rinaldo
Member of Plan Administrative Committee